Exhibit 12.3

Delmarva Power & Light Company

		For the Year Ended December 31,
	Nine Months Ended September 30, 2012	2011	2010	2009	2008	2007
	(millions of dollars)
Net income	$56	$71	$45	$52	$68	$45

Income tax expense	34	42	31	16	45	37

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	36	46	46	45	41	44
Other interest	2	3	2	2	2	2

Total fixed charges	38	49	48	47	43	46

Income before income tax expense and fixed charges	$128	$162	$124	$115	$156	$128

Ratio of earnings to fixed charges	3.37	3.31	2.58	2.45	3.63	2.78

Total fixed charges, shown above	$38	$49	$48	$47	$43	$46

Preferred dividend requirements, adjusted to a pre-tax amount	—	—	—	—	—	—

Total fixed charges and preferred dividends	$38	$49	$48	$47	$43	$46

Ratio of earnings to fixed charges and preferred dividends	3.37	3.31	2.58	2.45	3.63	2.78